FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 25, 2016

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF TORSTAR

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has acquired, through certain of its subsidiaries, a total of 3,539,400 Class B non-voting shares (“Class B Shares”) of Torstar Corporation (“Torstar”), representing approximately 4.9% of the issued and outstanding Class B Shares, bringing Fairfax’s total holdings in Torstar to 19,439,050 Class B Shares or approximately 27.4% of the total Class B Shares outstanding.  The Class B Shares were acquired through the facilities of the Toronto Stock Exchange, of which 939,400 Class B Shares were acquired on June 3, 2016 at a price of $1.77 per Class B Share and 2,600,000 Class B Shares were acquired today at a price of $1.40 per Class B Share.

The Class B Shares were acquired pursuant to the normal course purchase exemption in Section 4.1 of National Instrument 62-104 – Take-Over Bids and Issuer Bids. Prior to the transactions, Fairfax owned 15,899,650 Class B Shares, representing approximately 22.4% of the outstanding Class B Shares.

The Class B Shares were acquired by Fairfax for investment purposes. Fairfax may determine to purchase additional Class B Shares in the open market or otherwise or sell all or some of the Class B Shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Fairfax has no current intention to effect any of the other transactions listed in clauses (b) through (k) of item 5 of Form 62-103F1.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Fairfax upon request at the telephone number below.

Torstar’s head and registered office is located at One Yonge Street, Toronto, Ontario M5E 1E6.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     John Varnell, Vice President, Corporate Development, at (416) 367-4941